Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 6 DATED MARCH 6, 2023
TO THE OFFERING CIRCULAR DATED DECEMBER 14, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated December 14, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 15, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

The Village at Sherrills Ford Controlled Subsidiary - Sherrills Ford, NC

On February 28, 2023, we acquired ownership of a “majority-owned subsidiary”, FR - The Village at Sherrills Ford, LLC (“The Village at Sherrills Ford Controlled Subsidiary”), for a purchase price of approximately $307,000 which is the stated value of our equity interest in a new investment round in The Village at Sherrills Ford Controlled Subsidiary (“The Village at Sherrills Ford Growth eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in The Village at Sherrills Ford Controlled Subsidiary, for a purchase price of approximately $5,831,000 (“The Village at Sherrills Ford Interval Fund Investment” and, together with The Village at Sherrills Ford Growth eREIT VII Investment, “The Village at Sherrills Ford Investment”). The Village at Sherrills Ford Controlled Subsidiary used the proceeds of the The Village at Sherrills Ford Investment to acquire twenty (20) townhomes in the planned The Village at Sherrills Ford subdivision generally located off of Slanting Bridge Rd in Sherrills Ford, NC (the “The Village at Sherrills Ford Property”). The The Village at Sherrills Ford Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the The Village at Sherrills Ford Investment and the The Village at Sherrills Ford Property occurred concurrently.

The Village at Sherrills Ford Controlled Subsidiary is managed by us.

Pursuant to the agreements governing The Village at Sherrills Ford Growth eREIT VII Investment, we have authority for the management of The Village at Sherrills Ford Controlled Subsidiary, including The Village at Sherrills Ford Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price, paid directly by The Village at Sherrills Ford Controlled Subsidiary.

The total purchase price for The Village at Sherrills Ford Property is anticipated to be approximately $29,468,000, an average of approximately $304,000 per home. We anticipate additional hard costs of approximately $55,000 for miscellaneous minor capital expenditures, as well as additional soft costs and financing costs of approximately $1,022,000 bringing the total projected project cost for The Village at Sherrills Ford Property to approximately $30,545,000. The home builder expects to deliver approximately twenty (20) townhomes per month, with full delivery of the ninety seven (97) townhomes expected in June 2023. The Village at Sherrills Ford Property consists of a mix of unit types and floorplans, ranging from 1,600 square foot 3 bedroom, 2.5 bath townhomes to 2,325 square foot 3 bedroom, 2.5 bath townhomes. Professional third-party property management will be installed to manage The Village at Sherrills Ford Property.

The following table contains underwriting assumptions for The Village at Sherrills Ford Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
The Village at Sherrills Ford	5.00%	3.00%	2.80%	5.00%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.